Issuer Free Writing Prospectus
Registration Statement No. 333-146063
Dated September 14, 2007
Filed Pursuant to Rule 433
USEC Inc.
Common Stock, par value $0.10 per share
Final Terms and Conditions, dated September 24, 2007

Issuer:	USEC Inc.

Securities Offered:	20,000,000 shares of common stock, par value $0.10 per share, of USEC Inc.

Option to Purchase
Additional Shares:	3,000,000 shares

Price to Public:	$9.76

Concurrent Offering:	$500,000,000 3.0% Convertible Senior Notes due 2014 at an initial public offering price of 100%

Use of Proceeds	The net proceeds to USEC from the sale of common stock will be approximately $185.8 million (or approximately $213.8 million if the underwriters exercise their option to purchase additional shares in full) and the net proceeds from the concurrent offering of Convertible Senior Notes will be approximately $487.3 million (or approximately $560.7 million if the underwriters exercise their option to purchase additional Notes in full). All of the net proceeds from these offerings will be applied to the development, demonstration and deployment of the American Centrifuge project and USEC’s general operating expenses and working capital requirements, as described in the preliminary prospectus supplement.

Joint Bookrunners:	Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
The issuer has filed a registration statement (including a prospectus and prospectus supplements) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus and prospectus supplements relating to the offering may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department (866-471-2526); Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department (4th Floor); or Wachovia Securities’ Equity Syndicate Department, 375 Park Avenue, 4th Floor, New York, NY 10152, or by e-mail at equity.syndicate@wachovia.com.
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